Shareholder meeting

On March 7, 2005, the Annual Meeting of the Fund was held to elect five Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 8,040,154 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                                          WITHHELD
                                    FOR                   AUTHORITY
-------------------------------------------------------------------
James F. Carlin                     8,006,277             33,452
Richard P. Chapman, Jr.             7,992,455             47,274
William H. Cunningham               7,994,079             45,650
James A. Shepherdson*               7,999,551             40,178

* Mr. James A. Shepherdson resigned effective July 15, 2005.

The preferred shareholders elected Patti McGill Peterson as Trustee of the Fund until her successor is duly elected and qualified, with the votes tabulated as follows: 425 FOR, 0 AGAINST and 0 ABSTAINING.

The common and preferred shareholders also ratified the Trustees' selection of Deloitte & Touch LLP as the Fund's independent auditors for the fiscal year ending July 31, 2005, with the votes tabulated as follows: 7,979,825 FOR, 23,430 AGAINST and 36,899 ABSTAINING.